GALIANO GOLD REPORTS Q4 AND FULL YEAR 2024
PRODUCTION AND FINANCIAL RESULTS

Vancouver, British Columbia, March 17, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its fourth quarter ("Q4") and full year ("FY") 2024 production and financial results. Galiano owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

All financial information contained in this news release is reported in United States dollars.

During Q4, the Company produced 28,508 gold ounces at all-in sustaining costs1 ("AISC") of $2,638 per gold ounce sold ("/oz"), or $1,773/oz excluding capitalized waste stripping costs at Abore, and generated $13.8 million of operating cash flows while remaining debt free with $105.8 million in cash and cash equivalents. Operating cash flows continue to support the ramp-up of mining at the AGM's Abore deposit.

During FY 2024, the Company produced 115,115 gold ounces at AISC1 of $2,063/oz, or $1,533/oz excluding capitalized waste stripping costs at Abore, and generated $55.7 million of operating cash flows, which included a $13.1 million payment to terminate the AGM's gold sales offtake agreement.

Asanko Gold Mine ("AGM") Q4 and FY 2024 highlights

The Company completed the acquisition of Gold Fields Limited's ("Gold Fields") 45% interest in the AGM joint venture (the "Acquisition") on March 4, 2024 and as of that date, the operational and financial results of the AGM have been consolidated into the Company's results. To enable a comprehensive understanding of the operational performance at the mine asset level, year-to-date highlights for the AGM below are presented on a 100% basis for the entire year ended December 31, 2024.

  Safety: The AGM recorded one lost-time injury ("LTI") and three total recordable injuries (inclusive of LTIs) ("TRI") during Q4 2024. The 12‐month rolling LTI and TRI frequency rates as of December 31, 2024 were improved year-on-year to 0.15 and 0.58 per million hours worked, respectively, reflecting a stronger safety performance in 2024.

  Mining performance: During Q4 2024, waste stripping activities at Abore continued with 8.7 million tonnes ("Mt") of waste rock mined, while ore tonnes mined from the Abore deposit totalled 0.5 Mt at an average mined grade of 1.0 grams per tonne ("g/t") gold. During FY 2024, the AGM mined 30.7 Mt of waste material and 1.9 Mt of ore from the Abore deposit at an average mined grade of 1.0 g/t gold.

  Milling performance: During Q4 2024, 1.2 Mt of ore was milled at an average feed grade of 0.9 g/t, with metallurgical recovery averaging 85%. Mill throughput in Q4 2024 remained approximately the same as Q3 2024 due to crushing constraints as harder Abore ore was treated. It is expected that mill throughput will be directly linked to crusher circuit performance until a new secondary crusher is constructed and commissioned in Q3 2025. Mill throughput for FY 2024 totaled 5.1 Mt of ore at an average feed grade of 0.8 g/t and metallurgical recovery of 85%.

  Production performance: Gold production of 28,508 ounces during Q4 2024. Gold production during the quarter was 4% lower than Q3 2024 due to lower metallurgical recoveries resulting from the blending of stockpiled Esaase ore into the mill feed, which was expected to have lower recovery. FY 2024 gold production of 115,115 ounces, below revised guidance of between 120,000 to 130,000 ounces, was impacted by lower throughput resulting from lower mobile crusher availability and harder ore processed.

1 Refer to Non-IFRS Performance Measures

  Cost performance: Total cash costs1 of $1,426/oz and AISC1 of $2,638/oz during Q4 2024. AISC1 for FY 2024 was $2,063/oz, in line with revised AISC1 guidance of between $1,975/oz to $2,075/oz. Excluding capitalized waste stripping costs at Abore would result in Q4 2024 AISC1 of $1,773/oz and $1,533/oz for FY 2024.

  Financial performance: Gold revenue of $64.4 million generated from 24,673 gold ounces sold at an average realized price of $2,609/oz during Q4 2024. FY 2024 gold revenue of $264.6 million from 113,357 gold ounces sold at an average realized price of $2,334/oz.

  Updated mineral reserves: Reported an updated Mineral Reserve estimate of 2.1 million ounces ("Moz") (47.1 Mt at 1.36 g/t gold) for the AGM as of December 31, 2024. Refer to the Company's news release dated January 28, 2025 for further details.

  Termination of gold offtake: Terminated the AGM's gold purchase and sale agreement with Red Kite Opportunities Master Fund Limited ("Red Kite") on December 4, 2024 for total cash consideration of $13.1 million, thereby removing the obligation to sell 100% of gold production from the AGM at prices selected by Red Kite during a quotational period. This investment allows the AGM to sell gold at market prices.

  Nkran mining contract awarded: A competitive tender process was undertaken during 2024 for the Nkran mining contract, and a preferred contractor was selected in February 2025.

Galiano Q4 and FY 2024 highlights

  Consolidating ownership: Completed the transaction with Gold Fields, acquiring their 45% interest in the AGM and thereby securing 90% ownership in the AGM.

  Robust liquidity: The Company ended the year with $105.8 million in cash and cash equivalents and no debt.

  Positive operating cash flow: The Company generated $13.8 million of operating cash flow during Q4 2024 and $55.7 million during FY 2024, which included a $13.1 million payment to terminate the gold sales offtake agreement.

  Earnings: Net income attributable to common shareholders of $0.9 million or $0.00 per common share during Q4 2024, and $6.1 million or $0.02 per common share during FY 2024. Adjusted net income1 attributable to common shareholders of $5.1 million or $0.02 per common share and $42.2 million or $0.17 per common share for Q4 2024 and FY 2024, respectively.

  Management and board additions: During 2024, the Company welcomed the addition of Michael Cardinaels, as Chief Operating Officer, and appointed Navin Dyal (effective June 13, 2024), Moira Smith (effective June 13, 2024), and Lauren Roberts (effective January 1, 2025) as independent directors of the board.

"During 2024, Galiano completed the transformative transaction with Gold Fields, terminated our offtake agreement with Red Kite, and ended the year with a strong position of over $105 million in cash and no debt," said Matt Badylak, Galiano Gold's President and Chief Executive Officer. "Operationally, it was a complex year with a new contractor recommencing mining at the AGM in the Abore pit, while simultaneously stepping out to access a 45% larger reserve. The harder ore, coupled with lower availabilities in the mobile crushing circuit, ultimately led to a slight miss on our revised production guidance. That said, the challenges we faced in 2024 are not long-term and are being addressed. The mining contractor is now fully mobilized, softer ore is being delivered from Esaase, and construction of the secondary crusher is progressing to schedule. 2025 production is expected to be weighted to the second half of the year, and we are well-positioned to generate positive cash flows from operations in this favorable gold price environment."

Subsequent events after December 31, 2024

In early February 2025, the AGM concluded a competitive tender process for the Nkran mining contract and signed a mining services agreement with a preferred contractor. As of the date of this news release, the contractor has mobilized a limited fleet of mining equipment and preliminary waste mining activities at Nkran have commenced.

On February 21, 2025, the AGM processing plant was scheduled for a planned maintenance shutdown. While performing the planned maintenance work, it was identified that a key component of the SAG mill required repair, which resulted in the shutdown extending to March 6, 2025. As a result, the AGM processing plant was down for a period of 14 days, during which no gold was produced. During this period, mining activities continued and mined ore was stockpiled for future processing. Therefore, first quarter 2025 gold production is expected to be lower than management's expectations; however, the Company does not expect this to impact its 2025 production guidance for the AGM.

Asanko Gold Mine - Summary of quarterly operational and financial highlights (100% basis)

Operating and financial results are on a 100% basis for all periods presented to enable comparability with prior quarters.

Asanko Gold Mine (100% basis)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Mining
Ore mined ('000t)	531	670	467	265	22
Waste mined ('000t)	8,698	9,726	7,427	4,877	3,415
Total mined ('000t)	9,229	10,396	7,894	5,142	3,437
Strip ratio (W:O)	16.4	14.5	15.9	18.4	155.2
Average gold grade mined (g/t)	1.0	1.1	1.0	0.9	0.7
Mining cost ($/t mined)	3.41	3.52	2.98	3.63	4.30
Ore tonnes trucked ('000 t)	685	665	503	566	657
Ore transportation cost ($/t trucked)	4.75	4.56	5.71	6.79	6.54
Processing
Ore milled ('000t)	1,179	1,162	1,336	1,467	1,486
Average mill head grade (g/t)	0.9	0.9	0.7	0.8	0.8
Average recovery rate (%)	85	91	82	83	84
Processing cost ($/t milled)	15.84	12.49	11.18	10.55	9.94
G&A cost ($/t milled)	6.28	5.74	5.13	4.74	5.55
Gold produced (oz)	28,508	29,784	26,437	30,386	31,947
Financials, costs and cash flow
Revenue ($m)	64.6	71.1	64.0	65.6	59.5
Gold sold (oz)	24,673	29,014	27,830	31,840	30,555
Average realized gold price ($/oz)	2,609	2,446	2,292	2,056	1,942
Total cash costs[1] ($/oz)	1,426	1,247	1,271	1,180	1,352
All-in sustaining costs[1] ($/oz)	2,638	2,161	1,759	1,793	2,065
All-in sustaining margin[1] ($/oz)	(29)	285	533	263	(123)
All-in sustaining margin[1] ($m)	(0.7)	8.3	14.8	8.4	(3.8)
Income from mine operations ($m)	21.1	26.2	23.1	23.5	8.7
Cash generated from operating activities ($m)	15.9	28.6	9.2	26.1	24.1
Free cash flow[1] ($m)	0.7	2.9	(4.5)	5.8	2.3

  Ore tonnes mined from the Abore deposit totalled 0.5 Mt at an average mined grade of 1.0 g/t. Ore mining rates at Abore decreased by 21% during Q4 2024 compared to Q3 2024 as mining activities in Q4 2024 focused on pushing back benches to access ore at deeper elevations.

  Waste stripping activities at Abore continued with 8.7 Mt of waste rock mined at a strip ratio of 16.4:1. The strip ratio was elevated in Q4 2024 due to an increase in the size of the Abore pit shell resulting from a larger mineral reserve (refer to the Company's news release dated August 8, 2024). The strip ratio at Abore is expected to reduce in 2025 as the ore body of the current mining cut is exposed.

  The AGM produced 28,508 ounces of gold during Q4 2024, as the processing plant milled 1.2 Mt of ore at a grade of 0.9 g/t with metallurgical recovery averaging 85%. Gold production during Q4 2024 continued to be impacted by lower milling rates as mined ore from Abore and stockpiles of harder ore both required additional crushing and grinding. The Company continues to make progress on installation of a permanent secondary crushing circuit at the AGM processing plant, which is expected to be completed in Q3 2025.

Asanko Gold Mine - Financial and operational highlights for the three months and years ended December 31, 2024 and 2023 (100% basis)

The following tables present excerpts of the operating and financial results of the AGM on a 100% basis for the three months and years ended December 31, 2024 and 2023, allowing performance to be compared with the comparative periods.

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Asanko Gold Mine (100% basis)
Financial results
Revenue	64,551	59,514	265,246	256,543
Income from mine operations	21,117	8,675	93,883	81,483
Net income	9,915	3,664	42,035	69,940
Adjusted EBITDA[1]	19,146	9,020	85,559	82,899
Cash generated from operating activities	15,933	24,058	79,915	100,720
Free cash flow[1]	669	2,285	4,905	48,373
AISC margin ($ per gold oz sold)[1]	(29)	(123)	271	386
Operating results
Gold produced (oz)	28,508	31,947	115,115	134,077
Gold sold (oz)	24,673	30,555	113,357	134,163
Average realized gold price ($/oz)	2,609	1,942	2,334	1,908
Total cash costs ($ per gold oz sold)[1]	1,426	1,352	1,273	1,148
AISC ($ per gold oz sold)[1]	2,638	2,065	2,063	1,522
  The AGM sold 24,673 ounces of gold in Q4 2024 at an average realized gold price of $2,609/oz for total revenue of $64.6 million (including $0.1 million of by-product silver revenue). Revenue was higher in Q4 2024 relative to the comparative period as a 34% increase in realized gold prices was partly offset by a 19% reduction in sales volumes.

  Income from mine operations for Q4 2024 totaled $21.1 million compared to $8.7 million in Q4 2023. The increase in mine operating income in Q4 2024 was due to higher realized gold prices. Additionally, production costs were higher in Q4 2023 resulting from a $2.3 million provision against supplies inventory and a $5.0 million legal provision.

  Reported Adjusted EBITDA1 of $19.1 million in Q4 2024 compared to $9.0 million in Q4 2023, higher due to the provisions recorded in Q4 2023 as mentioned above.

  Total cash costs1 in Q4 2024 amounted to $1,426/oz compared to $1,352/oz in Q4 2023. The increase in total cash costs1 was primarily driven by 19% lower gold sales volumes in Q4 2024, which had the effect of increasing fixed costs on a per ounce basis.

  AISC1 for Q4 2024 was $2,638/oz compared to $2,065/oz in the comparative period. The increase in AlSC1 was mainly due to stripping costs incurred at Abore and 19% fewer gold ounces sold, as well as the increase in total cash costs1 described above. Excluding capitalized waste stripping costs at Abore, AISC1 for Q4 2024 would be $1,773/oz.

  The AGM generated $15.9 million of cash flow from operating activities in Q4 2024, which included a $13.1 million payment to terminate the gold sales offtake agreement, compared to $24.1 million in Q4 2023. The decrease in operating cash flow was due to the offtake termination fee, partly offset by higher realized gold prices in Q4 2024.

Galiano Gold Inc. - Financial highlights for the three months and years ended December 31, 2024 and 2023

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Galiano Gold Inc.
Revenue	64,551	-	231,339	-
Income from mine operations	21,788	-	78,010	-
Net income (loss) attributable to common shareholders	946	(5,758)	6,118	26,085
Net income (loss) per share attributable to common shareholders	0.00	(0.03)	0.02	0.12
Adjusted net income (loss) attributable to common shareholders [1]	5,096	(5,380)	42,215	26,463
Adjusted net income (loss) per share attributable to common shareholders [1]	0.02	(0.02)	0.17	0.12
Adjusted EBITDA[1]	21,175	98	71,292	26,754
Cash and cash equivalents	105,775	55,270	105,775	55,270
Cash generated from (used in) operating activities	13,806	(1,574)	55,746	(3,634)

  The Company consolidated the financial results of the AGM commencing on March 4, 2024. As revenue and income from mine operations for the three months and year ended December 31, 2024 relate to the financial results of the AGM, refer to the discussion above on the AGM's financial results for the quarter.

  The Company reported net income attributable to common shareholders of $0.9 million in Q4 2024 compared to a net loss of $5.8 million in Q4 2023. The increase in net earnings during Q4 2024 was due to consolidating the financial results of the AGM, which included a $13.1 million termination fee to buyout the AGM's offtake agreement.

  Adjusted EBITDA1 for Q4 2024 amounted to $21.2 million, compared to $0.1 million in Q4 2023. The increase in Adjusted EBITDA1 was due to consolidating the financial results of the AGM; whereas, in the prior quarter, the Company only recognized its 45% share of the AGM's Adjusted EBITDA1.

  Cash generated from operating activities in Q4 2024 was $13.8 million, which included a $13.1 million payment to terminate the gold sales offtake agreement, compared to cash used in operating activities of $1.6 million in Q4 2023. The increase in cash generated from operating activities in Q4 2024 was driven by the consolidation of the AGM's cash flows.

  As of December 31, 2024, the Company had cash and cash equivalents of $105.8 million and no debt.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the
Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the AGM's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the cost of production, adjusted for by-product revenue and production royalties per ounce of gold sold.

  AISC per Gold Ounce and All-in Sustaining Margin

The Company has adopted the reporting of "AISC per gold ounce sold". AISC include total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold. All-in sustaining margin per gold ounce sold is calculated by taking the average realized gold price for a period less that period's AISC per ounce.  All-in sustaining margin is calculated as all-in sustaining margin per gold ounce sold multiplied by the number of gold ounces sold in a period.

The Company has also provided the non-IFRS performance measure of AISC excluding capitalized stripping costs at the Abore deposit.  The Company believes that this non-IFRS performance measure provides additional insight into the costs of producing gold excluding activities associated with developing a new mining pit. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow.

  EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA") and includes the Company's interest in the Adjusted EBITDA of the AGM joint venture for the period from January 1, 2024 to March 3, 2024. Other companies may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the AGM's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flow from operating activities of the AGM, excluding one-time charges not indicative of current period cash flow performance, less cash flows used in investing activities and payments made to mining and service contractors for leases capitalized under IFRS 16.

  Adjusted net income (loss) and adjusted net income (loss) per common share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items or non-recurring items from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company or the AGM and its ability to generate cash flows and is an important indicator of the strength of the Company's or the AGM's operations and performance of its core business.

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano, is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore, and the results thereof; anticipated production and cost guidance; performance of a mobile crushing unit installed at the Abore pit; timing of installation of a permanent secondary crushing circuit; expectations regarding cash flows from operations; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; and total cash costs and corresponding cost performance relating to the Company's activities. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the AGM will not experience any significant uninsured production disruptions that would materially affect revenues; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; current, ongoing and future legal disputes and appeals from third parties may be successful, and the Company may be required to pay settlement costs or damages; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.